July 24, 2012

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Paul Monsour

RE:	Registration Statement on Form S-4
File No. 333-188263

Dear Messrs. Schwall and Monsour:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vantage Drilling Company (the “Company”), on behalf of Offshore Group Investment Limited and the other co-registrants under the registration statement on Form S-4, File No. 333-188263 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 2:00 PM, Washington, D.C. time, on July 26, 2012, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Vantage Drilling Company

/s/ Douglas G. Smith
Douglas G. Smith Chief Financial Officer and Treasurer

777 Post Oak Blvd. • Suite 800 • Houston • Texas • 77056 • (281) 404-4700    Fax (281) 404-4749